| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-70482 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rhoda and Co LLC (dba Henries Securities)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1667 Saint Marks Avenue
(No. and Street)

| Brooklyn | NY | 11233 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ana R. Carter | 813-442-1645 | ana@henriesco.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

| 3535 Roswell Rd., Ste 32 | Marietta | GA | 30062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 06/25/2009 | 1952 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Eda Henries, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rhoda and Co LLC (dba Henries Securities), as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELROY M PHILLIPS NOTARY NO 01PH6073883 QUALIFIED IN KINGS COUNTY COMM. EXP 04-29-2026 PUBLIC STATE OF NEW YORK

Signature: [signature]

Title: President & CEO

[signature]
Notary Public

[signature] 2/15/2024

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Rhoda and Co LLC (dba Henries Securities)

AUDITED FINANCIAL STATEMENTS

December 31, 2023

**Rhoda and Co LLC (dba Henries Securities)**

**CONTENTS**


| | Page(s) |
|---|---|
| Report of Independent Registered Public Accounting Firm | 3 |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Member's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 – 10 |
| **Supplementary Schedules:** | |
| Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 | 11 |
| Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 | 12 |
| Report of Independent Registered Public Accounting Firm on the Company's Exemption Report including Management's Statement | 13 |

**Report of Independent Registered Public Accounting Firm**

To the Management and Member of
Rhoda and Co LLC, (dba Henries Securities)

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Rhoda and Co LLC, (dba Henries Securities) as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for year ended December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rhoda and Co LLC, (dba Henries Securities) as of December 31, 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Rhoda and Co LLC, (dba Henries Securities)'s management. Our responsibility is to express an opinion on Rhoda and Co LLC, (dba Henries Securities)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Rhoda and Co LLC, (dba Henries Securities)'s financial statements. The supplemental information is the responsibility of Rhoda and Co LLC, (dba Henries Securities)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 21, 2024

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

## Rhoda and Co LLC (dba Henries Securities)

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

| | | |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 17,300 |
| Accounts receivable | | 32,500 |
| Total current assets | | 49,800 |
| Other assets: | | |
| Related party receivables | | 11,088 |
| Prepaid expenses and deposits | | 1,337 |
| Total other assets | | 12,425 |
| TOTAL ASSETS | $ | 62,225 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 8,483 |
| Total current liabilities | | 8,483 |
| Member's Equity | | 53,742 |
| Total member's equity | | 53,742 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 62,225 |

The accompanying notes are an integral part of this statement.

## Rhoda and Co LLC (dba Henries Securities)

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | | |
|---|---|---|
| REVENUES: | | |
| Advisory and due diligence fees | $ | 161,000 |
| Client expense reimbursements | | 1,634 |
| Total revenues | | 162,634 |
| EXPENSES: | | |
| Compensation | | 186,187 |
| Travel and entertainment | | 20,758 |
| Regulatory fees and expenses | | 3,482 |
| Occupancy and equipment | | 4,443 |
| Communication and data processing | | 7,706 |
| Professional fees | | 37,016 |
| Other operating expenses | | 5,669 |
| Total expenses | | 265,261 |
| NET LOSS | $ | (102,627) |

## Rhoda and Co LLC (dba Henries Securities)

### STATEMENT OF CHANGES IN MEMBER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2023

| | |
|---|---|
| **BALANCE, December 31, 2022** | **$ 49,344** |
| Contributions | 107,025 |
| Distributions | - |
| Net Loss | (102,627) |
| **BALANCE, December 31, 2023** | **$ 53,742** |

The accompanying notes are an integral part of this statement.

## Rhoda and Co LLC (dba Henries Securities)

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2023

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (102,627) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (32,500) |
| Related party receivables | | 14,272 |
| Prepaid expenses and deposits | | 5,096 |
| Accounts payable and accrued expenses | | 1,659 |
| Net cash used by operating activities | | (114,100) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions | | 107,025 |
| Net cash provided by financing activities | | 107,025 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | | (7,075) |
| BEGINNING BALANCE, December 31, 2022 | | 24,375 |
| ENDING BALANCE, December 31, 2023 | $ | 17,300 |

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Rhoda and Co LLC, dba Henries Securities, (the "Company") is a limited liability company which was formed in the State of a New York on September 26, 2019 and became a fully owned subsidiary of Henries & Co. Global LLC (the "Parent") on October 4, 2021. The Company was approved on July 26, 2021 as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of providing corporate advisory services including mergers and acquisitions, and private placement of securities.

***Revenue Recognition***

The Company records advisory revenue when earned in accordance with an executed engagement agreement and upon satisfaction of its performance obligations under ASU 2014-09 and amendments known as ASC 606 – Revenue from Contracts with Customers. The Company earns its revenue from the transfer of securities related to Mergers and Acquisitions and Private Placements in accordance with an executed engagement agreement.

***Cash Equivalents***

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Income Taxes***

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are passed through to the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

### *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had net capital and net capital requirements of $8,817, and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.9621 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

### *NOTE 3 - COMMITMENTS AND CONTINGENCIES*

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2023 requiring contingent loss recognition.

### *NOTE 4 - CONCENTRATION OF CREDIT RISK*

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2023, the Company did not exceeded the federally insured limit.

### *NOTE 5 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through March 21, 2024, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

The Company is evaluating new accounting standards and will implement as required.

### *NOTE 6 - BASIS OF ACCOUNTING*

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the US and as required by FINRA and the SEC.

## *NOTE 7 - RELATED PARTY*

The Company has a short-term loan receivable from its founder, who owns 100% of the parent, loaned during 2023 and due December 31, 2024. The loan carries an interest rate of 1%. The amount receivable at December 31, 2023 was $11,088. The Company expects the receivable to be fully collectible. The related party receivable at December 31, 2022 was $25,360.

## *NOTE 8 - ACCOUNTS RECEIVABLE*

The Company's accounts receivable is carried at estimated net realizable value and due upon receipt. Ownership believes all accounts receivable as of December 31, 2023 is collectible. Accordingly, no valuation allowance is considered necessary. The Company had no accounts receivable as of December 31, 2022.

## *NOTE 9 - GOING CONCERN*

The Company has a net loss and negative cash flow from operations in 2023. The Company's ownership is committed to meeting current obligations and net capital requirements through increased revenue or capital contributions.

# SUPPLEMENTARY INFORMATION

## Rhoda and Co LLC (dba Henries Securities)

## SCHEDULE I – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING DECEMBER 31, 2023

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity from Statement of Financial Condition | $ | 53,742 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | |
| Deductions and/or charges: | | |
| Non-allowable assets from Statement of Financial Condition: | | |
| Accounts receivable | | (43,588) |
| Prepaid expenses and deposits | | (1,337) |
| Other deductions and/or charges | | - |
| Other additions and/or credits | | - |
| Net capital before haircuts on securities positions | | 8,817 |
| Net capital | $ | 8,817 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required based on aggregate indebtedness | $ | 566 |
| Minimum dollar net capital requirement of reporting broker-dealer | | 5,000 |
| Net capital requirement (greater of above) | | 5,000 |
| Excess net capital | $ | 3,817 |
| Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer | $ | 2,817 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total aggregated indebtedness liabilities from Statement of Financial Condition: | $ | 8,483 |
| Add: | | |
| Drafts for immediate credit | | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other unrecorded amounts | | - |
| Total aggregate indebtedness | $ | 8,483 |
| Percentage of aggregate indebtedness to net capital | | 96.21% |

See Report of Independent Registered Public Accounting Firm

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5, as amended, as of December 31, 2023.

# Rhoda and Co LLC (dba Henries Securities)

## Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
## As of December 31, 2023

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities as an outsourced trader for institutional asset managers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Rhoda and Co (dba Henries Securities)

We have reviewed management's statements for the year ended December 31, 2023, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rhoda and Co (dba Henries Securities) (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December, 31 2023, without exception.

Rhoda and Co (dba Henries Securities)'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhoda and Co LLC, (dba Henries Securities) 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 21, 2024

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

HENRIES & CO.
1667 Saint Mark Avenue
Brooklyn, NY 11233

# EXEMPTION REPORT

Rhoda and Co LLC, dba Henries & Co, ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

I, Eda Henries, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

______________________________
Authorized Signature

President & Managing Principal
______________________________
Title

February 15, 2024
______________________________
Date